SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Azure Power Global Limited

(Name of Issuer)

Equity shares, par value US$0.000625 per share

(Title of Class of Securities)

V0393H103

(CUSIP Number)

February 3, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. V0393H103

1	NAMES OF REPORTING PERSONS Helion Venture Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,220,205(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,220,205(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,205(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)         Represents 2,220,205 equity shares held by Helion Venture Partners II, LLC, as further disclosed in Item 4.

(2)         This percentage is calculated based on 47,650,750 equity shares issued and outstanding as of March 31, 2020, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

CUSIP NO. V0393H103

1	NAMES OF REPORTING PERSONS Helion Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,220,205(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,220,205(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,205(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)         Represents 2,220,205  equity shares held by Helion Venture Partners II, LLC, which is controlled by Helion Investment Management, LLC, as further disclosed in Item 4.

(2)         This percentage is calculated based on 47,650,750 equity shares issued and outstanding as of March 31, 2020, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

CUSIP NO. V0393H103

1	NAMES OF REPORTING PERSONS SA Holdings Global Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,220,205(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,220,205(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,205(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)         Represents 2,220,205 equity shares held by Helion Venture Partners II, LLC, which is controlled by Helion Investment Management, LLC, which is in turn controlled by SA Holdings Global Ltd, as further disclosed in Item 4.

(2)         This percentage is calculated based on 47,650,750 equity shares issued and outstanding as of March 31, 2020, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

CUSIP NO. V0393H103

1	NAMES OF REPORTING PERSONS Sanjeev Aggarwal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,220,205(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,220,205(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,205(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)         Represents 2,220,205 equity shares held by Helion Venture Partners II, LLC, which is controlled by Helion Investment Management, LLC, which is in turn controlled by SA Holdings Global Ltd, which is in turn wholly owned by Mr. Sanjeev Aggarwal, as further disclosed in Item 4.

(2)         This percentage is calculated based on 47,650,750 equity shares issued and outstanding as of March 31, 2020, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

CUSIP NO. V0393H103

Item 1(a)	Name of Issuer:

Azure Power Global Limited

Item 1(b)	Address of Issuer’s principal executive offices:

c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius

Items 2(a)	Name of Reporting Persons filing:

(i) Helion Venture Partners II, LLC,
(ii) Helion Investment Management, LLC,
(iii) SA Holdings Global Ltd, and
(iv) Sanjeev Aggarwal
(collectively, the “Reporting Persons”).

Item 2(b)	Address or principal business office or, if none, residence:

(i) Helion Venture Partners II, LLC –33, Edith Cavell Street, Port Louis, Mauritius
(ii) Helion Investment Management, LLC – 33, Edith Cavell Street, Port Louis, Mauritius
(iii) SA Holdings Global Ltd – Palm Grove House, P.O. Box 438, Road Town Tortola, British Virgin Islands
(iv) Sanjeev Aggarwal – F-1/10, DLF Phase I, Arjun Marg, Gurugram – 122002, Haryana, India

Item 2(c)	Citizenship:

(i) Helion Venture Partners II, LLC — Mauritius
(ii) Helion Investment Management, LLC — Mauritius
(iii) SA Holdings Global Ltd — British Virgin Islands
(iv) Sanjeev Aggarwal — India

Item 2(d)	Title of class of securities:

Equity shares, par value US$0.000625 per share

Item 2(e)	CUSIP No.:

V0393H103

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of equity shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of February 3, 2021.

Reporting Persons	Amount beneficially owned		Percent of Class(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Helion Venture Partners II, LLC	2,220,205	(2)	4.7%	2,220,205	0	2,220,205	0
Helion Investment Management, LLC	2,220,205	(2)	4.7%	2,220,205	0	2,220,205	0
SA Holdings Global Ltd	2,220,205	(2)	4.7%	2,220,205	0	2,220,205	0
Sanjeev Aggarwal	2,220,205	(2)	4.7%	2,220,205	0	2,220,205	0

(1)                Calculation is based on 47,650,750 equity shares issued and outstanding as of March 31, 2020, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

(2)                Represents 2,220,205 equity shares held by Helion Venture Partners II, LLC, whose principal address is 33, Edith Cavell Street, Port Louis, Mauritius. Helion Venture Partners II, LLC is controlled by Helion Investment Management, LLC by holding Class D shares of, and the power to change the composition of the board of directors of, Helion Venture Partners II, LLC. Helion Investment Management, LLC is in turn controlled by SA Holdings Global Ltd as the controlling shareholder. SA Holdings Global Ltd is in turn wholly owned by Mr. Sanjeev Aggarwal. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Helion Investment Management, LLC, SA Holdings Global Ltd and Mr. Sanjeev Aggarwal may be deemed to beneficially own all of the shares of the Issuer owned by Helion Venture Partners II, LLC. Mr. Sanjeev Aggarwal disclaims beneficial ownership of the shares held by Helion Venture Partners II, LLC, except to the extent of his pecuniary interests therein.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. V0393H103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 11, 2021

Helion Venture Partners II, LLC

By:	/s/ Dourvesh Kumar Chumun
Name:	Dourvesh Kumar Chumun
Title:	Director

Helion Investment Management, LLC

By:	/s/ Kamila Vythilingum
Name:	Kamila Vythilingum
Title:	Director

SA Holdings Global Ltd

By: Chronos Ltd., its Director

By:	/s/ Dourvesh Kumar Chumun
/s/ Kamalam Pillay Rungapadiachy
Name:	Dourvesh Kumar Chumun & Kamalam Pillay Rungapadiachy
Title:	Authorized signatories

Sanjeev Aggarwal

/s/ Sanjeev Aggarwal
Name:	Sanjeev Aggarwal

CUSIP NO. V0393H103

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement